Exhibit 23.4

[LEE KEELING AND ASSOCIATES, INC. LETTERHEAD]

CONSENT OF LEE KEELING AND ASSOCIATES, INC.

As independent oil and gas consultants, Lee Keeling and Associates, Inc. hereby consents to the incorporation by reference in the Chesapeake Energy Corporation Registration Statement on Form S-3 to be filed on or about February 28, 2006, of information from our reserve report with respect to the oil and gas reserves of Chesapeake Energy Corporation dated February 22, 2005 and entitled “Appraisal Oil and Gas Properties Interests Owned by Chesapeake Energy Corporation Selected Properties Constant Prices and Expenses Effective Date January 1, 2005.” We also consent to the reference to us under the heading “Experts” in such Registration Statement.

LEE KEELING AND ASSOCIATES, INC.

By:	/s/ LeeKeeling and Associates, Inc.

Tulsa, Oklahoma

February 27, 2006